ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Somkiat Sirichatchai
Executive Vice President

04046754

12g3-2(b) File No.82-4922

Ref No. CN. 668/2004

November 9, 2004

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

SUPPL

RECD S.E.C.
NOV 9 - 2004
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
DEC 22 2004
THOMSON
FINANCIAL

CS038-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul
President

Ref. No TS 027/2004

November 8, 2004

To President

The Stock Exchange of Thailand

Subject : Additional Information Regarding the Sale of Common Shares in Rajadamri Hotel Public Company Limited (RHC)

According to the report by KASIKORNBANK PCL "the Bank" to the Stock Exchange of Thailand regarding the sale of 3,760,100 common shares of RHC on November 8, 2004, the bank would like to inform the following information:

RHC's Financial Information:

	2004	2003	2002	(Mil.Baht)
As of	30/06/04	31/12/03	31/12/02	
Assets	1,156.96	1,185.89	1,196.94	
Liabilities	348.27	367.58	387.98	
Equity	808.69	818.31	808.96	
Revenue	435.63	845.33	965.48	
Net Profit	57.88	121.85	209.33	
EPS(Baht)	1.29	2.71	4.65	
Book Value per share(Baht)	17.97*	17.1	16.3	

* As of 05/11/2004

Pricing: Evaluated RHC's fair value by Discounted Cash Flow, Dividend Discounted Model, P/E ratio and average market price.

Please be informed accordingly.

Yours Sincerely,

C8076-3-04

KASIKORNBANK PCL supports efforts to protect the environment. This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105